UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
FORM 11-K
__________________________________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File Number 1-12981
__________________________________________
THE AMETEK RETIREMENT AND
SAVINGS PLAN
(Full title of the plan)
__________________________________________
AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312-1177
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of The AMETEK Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.
Philadelphia, Pennsylvania
June 26, 2025

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2024	2023
Assets:
Investments, at fair value	$1,645,001,587	$1,476,033,337
Fully benefit-responsive investment contract, at contract value	129,734,310	146,740,267
Plan interest in the AMETEK, Inc. Master Trust, at fair value	152,693,316	154,616,254
Total investments	1,927,429,213	1,777,389,858
Receivables:
Employer contributions	—	697,622
Participant contributions	—	1,150,857
Notes receivable from participants	17,106,302	16,273,813
Total receivables	17,106,302	18,122,292
Assets available for benefits	$1,944,535,515	$1,795,512,150
See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2024	2023
Additions:
Contributions:
Employer	$39,637,227	$39,861,873
Participant	75,358,359	71,559,151
Participant rollovers	7,229,675	19,156,774
	122,225,261	130,577,798
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	158,761,389	197,753,668
Interest and dividend income from investments	46,096,002	33,057,584
Increase (decrease) in Plan interest in the AMETEK, Inc. Master Trust	15,042,175	24,803,402
	219,899,566	255,614,654
Interest income on notes receivable from participants	1,340,365	917,339
Total additions (reductions), net of investment gain (loss)	343,465,192	387,109,791
Deductions:
Benefits paid to participants	(223,920,262)	(142,978,159)
Administrative expenses	(1,406,628)	(1,538,315)
Total deductions	(225,326,890)	(144,516,474)
Net increase (decrease)	118,138,302	242,593,317
Asset transfers in due to Plan mergers	30,885,063	17,950,845
Assets available for benefits:
Beginning of year	1,795,512,150	1,534,967,988
End of year	$1,944,535,515	$1,795,512,150
See accompanying notes.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024

1.Description of the Plan
General
The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).
The Plan is a 401(k) profit-sharing defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment options.
Trustee and Recordkeeper
Voya Institutional Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. Voya Institutional Plan Services, LLC is the recordkeeper and a party-in-interest to the Plan.
Participant Eligibility
An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.
Plan Mergers
During 2024, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
March 20, 2024	Special Optics, Inc.	$3,178
April 1, 2024	Amplifier Research	19,141
December 31, 2024	Superior Tube Company, Inc.*	$8,566
		$30,885
* The Board of Directors of Superior Tube Company, Inc. approved an amendment to merge the Superior Tube Company, Inc. Union 401(k) Plan ("Superior Plan"), effective December 31, 2024, with and into the Plan. As of the merger date, the Plan assumed all of the assets of the Superior Plan. On January 3, 2025, Superior Plan participants’ account balances were transferred to the Plan.

During 2023, the following net assets were transferred into the Plan (in thousands):

Receipt Date	401(k) Savings Plan
March 3, 2023	Solidstate Controls, Inc.	$5,061
April 4, 2023	Navitar, Inc.	12,890
		$17,951
Contributions
Each year, participants have an opportunity to invest, on a pre-tax basis, up to 75% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who are subject to a 10% limitation. Participants age 50 and over have an opportunity to invest catch-up contributions up to 75% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
1.Description of the Plan (continued)
The Plan: (1) allows eligible employees to designate all or a portion of their pre-tax contribution as a Roth contribution, (2) allows eligible employees to make contributions to the Plan on an after-tax basis (limited to 10% of eligible compensation for highly compensated employees), and (3) accepts direct (but not indirect) rollovers of Roth and after-tax contributions. Roth contributions are eligible for catch-up contributions and matching contributions, and in general, are treated like pre-tax contributions under the Plan for purposes of investment allocations, loan disbursements and withdrawals. Pre-tax contributions and Roth contributions are aggregated for purposes of the dollar limit on deferrals and catch-up contributions under the Internal Revenue Code. After-tax contributions are not eligible for catch-up or matching contributions. After-tax contributions are treated as a separate source under the Plan for purposes of investment allocations, loan disbursements and withdrawals, as defined by the Plan.
Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II funds are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January up to a maximum of 10% for participants eligible on, or after January 1, 2021. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.
The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants, which vary by location and range from 50% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed amounts are invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. There were no discretionary employer contributions made in 2024 and 2023.
The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions from the retirement feature are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses. During 2024 and 2023, the Plan used forfeited Company contributions of $1,553,974 and $1,114,787, respectively. As of December 31, 2024 and 2023, the balance in the forfeitures account totaled $87,469 and $93,261, respectively.

All contributions are subject to certain limitation of the Internal Revenue Code.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan net earnings, and (c) administrative expenses. Allocations of Plan net earnings are based on participant earnings or losses of respective elected investment options and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
1.Description of the Plan (continued)
Vesting
Participants are fully vested at all times in participant contributions and Company matching contributions and related earnings. Company retirement feature contributions and related earnings and Company incentive retirement feature contributions and related earnings are fully vested after three years of service.
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months up to 10 years for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates determined as 1% over the prime rate. Principal and interest are paid ratably through payroll deductions or in certain circumstances can be paid directly by participants.
Master Trust
The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. The AMETEK Stock Fund consists primarily of AMETEK common stock and a small portion may also be invested in short-term securities or cash to help accommodate daily transactions. The AMETEK Stock Fund, short-term securities, and cash are considered level 1 investments within the fair value hierarchy.
The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period, for other investment fund transfers and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants. During 2024 and 2023, the Plan received $994,567 and $946,722, respectively, in common stock dividends for AMETEK common stock.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

As of December 31, the assets of the Master Trust and the Plan’s interest in the Master Trust were as follows:

	2024		2023
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
AMETEK Stock Fund	$151,220,244	$151,220,244	$153,448,311	$153,406,616
State Street Government Short Term Investment Fund	1,473,072	1,473,072	1,209,967	1,209,638
Total assets	$152,693,316	$152,693,316	$154,658,278	$154,616,254

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
1.Description of the Plan (continued)
Changes in the assets held by the Master Trust were as follows:

	Year Ended December 31,
	2024	2023
Net appreciation (depreciation) in fair value of investment	$13,919,810	$23,952,850
Interest and dividend income	1,067,614	1,019,076
Transfers in	12,439,409	11,888,730
Transfers out	(29,391,795)	(19,664,215)
(Decrease) increase in assets	(1,964,962)	17,196,441
Assets at beginning of year	154,658,278	137,461,837
Assets at end of year	$152,693,316	$154,658,278
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1⁄2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. If a participant’s vested benefit derived from employer and employee contributions is less than $7,000 but more than $1,000, and the participant does not make an affirmative election otherwise, the administrator will roll over the balance into an individual retirement account. If a participant’s vested balance is $1,000 or less, and the participant does not make an affirmative election otherwise, they will receive a lump sum distribution in the form of a cash payment. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. Benefits are recorded when paid.
Pursuant to the Setting Every Community Up for Retirement Enhancement ("SECURE") Act 2.0, enacted in January 2023, as amended in the Plan, the required minimum distribution age was increased to 73 years of age. In addition, the Plan modified certain minimum distribution provisions and timing for designated beneficiaries in accordance with the SECURE Act provisions.
Administrative Expenses
Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. The Company has elected to have certain expenses of administering the Plan paid by the Company.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Contributions
Participant contributions and the matching employer contributions are recorded in the year in which the participant contributions are withheld from compensation.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Notes 1 and 4 for further discussion and disclosures related to fair value measurements.
Investments in shares of registered investment companies and short term investment funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trusts have readily determinable fair values and are valued based on the net asset value of participation units held by the Plan at year end. There are no redemption restrictions on these investments and purchases and sales may occur on a daily basis. The AMETEK common stock is valued at the closing price reported in an active market.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell. Net appreciation (depreciation) includes the Plan's realized and unrealized gains and losses as well as investments held at year-end.
3.Fully Benefit-Responsive Investment Contract
The Plan invests in a fully benefit-responsive synthetic guaranteed investment contract through a separate account, the Voya Stabilizer Fund (Separate Account for Ametek No. 920) (“Voya Separate Account”), established by Voya Retirement Insurance and Annuity Company (“VRIAC”). The Voya Stabilizer Fund is a participating separate account contract that combines an underlying fixed income investment strategy with a group annuity insurance contract (“wrap contract”). The wrap contract provides a guarantee of principal and accumulated interest and obligates VRIAC to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses of the underlying

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate. The wrap contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), VRIAC becomes obligated to pay that difference to the Voya Separate Account in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, VRIAC is obligated to contribute to the Voya Separate Account an amount necessary to maintain the contract’s crediting rate of at least zero percent.
The interest crediting rate is typically reset on a quarterly basis. Over time, the crediting rate formula amortizes the Voya Separate Account’s realized and unrealized fair value gains and losses over the duration of the underlying investments. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Voya Separate Account are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate.
In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet VRIAC’s underwriting criteria for issuance of a clone wrap contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.
Examples of events that would permit VRIAC to terminate the wrap contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, VRIAC could terminate the wrap contract at the fair value of the underlying investments.
4.Fair Value Measurements
The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Registered investment companies	$817,401,369	$817,401,369	$—	$—
Common/Collective Trusts	827,600,218	827,600,218	—	—
Investments, at Fair Value	$1,645,001,587	$1,645,001,587	$—	$—

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Registered investment companies	$728,210,014	$728,210,014	$—	$—
Common/Collective Trusts	747,823,323	747,823,323	—	—
Investments, at Fair Value	$1,476,033,337	$1,476,033,337	$—	$—

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
5.Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated January 22, 2024, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6.Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2024	2023
Assets available for benefits per the financial statements	$1,944,535,515	$1,795,512,150
Deemed distributions outstanding	(95,458)	(99,274)
Assets available for benefits per Form 5500	$1,944,440,057	$1,795,412,876

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2024:

Deductions per the financial statements	$(225,326,890)
Deemed distributions	10,082
Total expenses per Form 5500	$(225,316,808)

The following is a reconciliation of asset transfers in per the financial statements to the Plan's Form 5500 for the year ended December 31, 2024:

Asset transfers in per the financial statements	$30,885,063
Deemed distributions	(6,266)
Total asset transfers per Form 5500	$30,878,797

The AMETEK Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
7.Plan Amendments
The Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan on the effective dates below:
2024

Effective Date	Acquired Business
March 28, 2024	Amplifier Research
December 31, 2024	Superior Tube Company, Inc.
2023

Effective Date	Acquired Business
March 27, 2023	Bison Gear & Engineering Corp.
August 12, 2023	United Electronic Industries, Inc.
8.Subsequent Events

Effective January 1, 2025, the Plan was restated to freeze the Retirement Contribution for Nonunion participants and introduce a Safe Harbor Matching Contribution of 100% of the first 4% contributed for Nonunion participants and certain Union participants. The 10% deferral limit for certain highly compensated employees will be removed.

Effective January 1, 2025, the Plan was amended to designate participants of the MW Life Sciences Retirement Savings Plan (the “Paragon Plan”) as participating employees in the Plan. As a result, assets totaling $98,909,832 were transferred from the Paragon Plan into the Plan’s Trust on February 13, 2025. On March 13, 2025, residual assets totaling $17,191 were transferred from the Paragon Plan into the Plan's Trust.

Effective January 1, 2025, Fidelity Management Trust Company is the Plan Trustee and a party-in-interest to the Plan. Fidelity Workplace Services LLC is the recordkeeper and a party-in-interest to the Plan.

The AMETEK Retirement and Savings Plan
EIN 14–1682544 Plan #078
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
* Voya Stabilizer Fund (Separate Account for Ametek No. 920)	Separate Account	$120,775,957
* Voya Retirement Insurance Annuity Company Wrap Contract #60498	Interest rate of 2.50% at December 31, 2024	8,958,353
		129,734,310

Vanguard Target Retirement Income Trust I	Common/Collective Trust	31,057,316
Vanguard Target Retirement 2020 Trust I	Common/Collective Trust	45,541,704
Vanguard Target Retirement 2025 Trust I	Common/Collective Trust	138,780,058
Vanguard Target Retirement 2030 Trust I	Common/Collective Trust	152,893,750
Vanguard Target Retirement 2035 Trust I	Common/Collective Trust	122,231,533
Vanguard Target Retirement 2040 Trust I	Common/Collective Trust	86,516,829
Vanguard Target Retirement 2045 Trust I	Common/Collective Trust	71,046,115
Vanguard Target Retirement 2050 Trust I	Common/Collective Trust	59,449,641
Vanguard Target Retirement 2055 Trust I	Common/Collective Trust	39,382,655
Vanguard Target Retirement 2060 Trust I	Common/Collective Trust	19,487,437
Vanguard Target Retirement 2065 Trust I	Common/Collective Trust	8,599,766
Vanguard Target Retirement 2070 Trust I	Common/Collective Trust	2,237,116
Northern Trust Collective TIPS Index Fund - Non-Lending	Common/Collective Trust	8,342,487
State Street Real Asset Fund	Common/Collective Trust	1,082,054
Reliance Trust Company Stable Value Fund	Common/Collective Trust	1,219,932
Jennison Small/Mid Cap Equity Fund	Common/Collective Trust	39,731,825
Vanguard Institutional Index Fund Institutional Plus	Registered Investment Company	239,023,418
Vanguard Developed Markets Index Fund	Registered Investment Company	11,564,364
Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	9,509,829
Vanguard Prime Money Market Fund	Registered Investment Company	721,060
Vanguard PRIMECAP Fund	Registered Investment Company	172,387,086
Vanguard Small-Cap Index Fund	Registered Investment Company	67,486,297
Vanguard Total Bond Market Index Fund	Registered Investment Company	48,651,666
Vanguard Wellington Fund Admiral Shares	Registered Investment Company	166,754,861
Vanguard Windsor II Fund	Registered Investment Company	76,574,081
American Funds EuroPacific Growth Fund	Registered Investment Company	24,728,707
	Total investments	1,774,735,897
* Notes Receivable from Participants	Interest rates ranging from 3.25% to 9.50%	17,106,302
		$1,791,842,199
______________
*Indicates party–in–interest to the Plan.
Historical cost column is not included as all investments are participant–directed.

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 27, 2025	By:	/s/ THOMAS M. MONTGOMERY
Thomas M. Montgomery
Member, Savings and Investment Committee